Exhibit 99.2

JinkoSolar Announces Changes to Board Composition

SHANGHAI, China, May 26, 2014 - JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a global leader in the solar PV industry, announced that its board of directors (the “Board”) today passed resolutions approving:

1.	Mr. Haitao Jin’s resignation as a director from the Board and as a member of the compensation committee;
2.	The election of Mr. Longgen Zhang, the chief financial officer of the Company, as a director of the Board; and
3.	The election of Mr. Xiande Li, the chairman of the Board, to the compensation committee and to the position of chairperson of the compensation committee.

These resolutions were effective immediately.

About JinkoSolar Holdings Co., Ltd.

JinkoSolar is a global leader in the solar PV industry with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Zug, Switzerland; San Francisco, the United States; Queensland, Australia; Ontario, Canada; Singapore; Tokyo, Japan and Cape town, South Africa.

JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of approximately 2.0 GW each for silicon ingots, wafers and solar cells and approximately 2.1 GW for solar modules, as of March 31, 2014. JinkoSolar sells electricity in China and distributes its solar products to a diversified customer base in the global PV market, including Germany, Italy, Belgium, Spain, the United States, Eastern Europe, China, India, Japan, South Africa, and other countries and regions.

To find out more, please see: www.jinkosolar.com

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-6061-1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com